Hypo Real Estate
HOLDING

Hypo Real Estate Holding AG
Group Corporate Office
Martina Peterhofen
Unsoeldstrasse 2
80538 Muenchen
Germany

SEC MAIL PROCESSING
RECEIVED
JAN 23 2004
WASH. D.C. 155 SECTION

Rule 12g3-2(b) File No.
82-34748

04012430

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

January 21, 2004

SUPPL

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Martina Peterhofen
Head of Group Corporate Office

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Enclosures

(1) January 20, 2004:	Press release "First transaction for Hypo Real Estate Bank International in Germany"
(2) January 15, 2004:	Press release "Stephan Bub (45) to join Executive Board of Hypo Real Estate Bank International, Dublin"
(3) January 2, 2004:	Publication of notification in compliance with Sec. 62 (3) of the Corporate Transformations Act (Umwandlungsgesetz, UmwG) in German Federal Gazette

Hypo Real Estate
GROUP

Rule 12g3-2(b) File No.
82-34748

Press release

First transaction for Hypo Real Estate Bank International in Germany:

- **Purchase of two properties by real estate fund set up by DaimlerChrysler Services Structured Finance GmbH financed**
- **Underwritten amount totals €66 million**

Munich, January 20, 2004: The German office of Hypo Real Estate Bank International has financed the purchase of the DaimlerChrysler Global Training Center that is currently under construction and the SchwabenGalerie shopping and administration center in the Vaihingen district of Stuttgart by a closed-end real estate fund set up by fund initiator DaimlerChrysler Services Structured Finance GmbH. The bank has underwritten an amount of €66 million out of the total finance volume of €165 million.

This transaction represents the first facility of this type executed by the bank's Munich office in Germany. The overall investment volume totals €200 million, of which €76 million will be contributed in 2004 as equity capital by placing the fund shares. The long-term share of external finance (with a term of nine years) totaling €124 million and proportional temporary equity finance of €41 million will be provided by a consortium comprising the two arrangers, the German office of Hypo Real Estate Bank International and HSH Nordbank, which is additionally acting as facility agent.

Scheduled for completion by the middle of 2004, the **DaimlerChrysler Global Training Center** is a five-floor office complex featuring training and office facilities, a TV studio, and a canteen. The rented floorspace totals around 17,300 square meters, and three hundred underground parking spaces are provided. The complete office complex has been rented to DaimlerChrysler AG for 15 years. Each year, up to 80,000 sales staff of

Hypo Real Estate Group
Press Department
Unsöldstr. 2
80538 Munich

DaimlerChrysler AG are to receive training in the fields of management, technology and sales in the building.

The **SchwabenGalerie** is a newly constructed district community development on the other side of the DaimlerChrysler Global Training Center, offering rental floorspace of around 41,300 square meters and 1,135 underground parking spaces. The project comprises a shopping and administration center complete with office space, and a 134-room hotel which has been rented by a subsidiary of DaimlerChrysler AG for 15 years. The scheme also includes a community center, housing a music school and facilities for clubs and events etc., which will be made available for use by the city of Stuttgart.

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Hypo Real Estate
GROUP

Rule 12g3-2(b) File No.
82-34748

Press release

Stephan Bub (45) to join Executive Board of Hypo Real Estate Bank International, Dublin

Munich/Dublin, January 15, 2004: Stephan Bub (45), is set to become a member of the Executive Board of Hypo Real Estate Bank International, Dublin, subject to approval by the Irish regulatory authorities. He will be in charge of the "Capital Markets" segment.

Georg Funke, the Chairman of the Board of Hypo Real Estate Holding AG and CEO of Hypo Real Estate Bank International, said in a statement, "I am delighted with the recruitment of Mr. Bub, a proven capital market expert, for Hypo Real Estate Group. This appointment opens up opportunities for Hypo Real Estate Group to expand our product range and extend our value creation chain."

Stephan Bub: "At Hypo Real Estate I will be facing an exciting challenge. The bank has made a firm commitment to the international business segment and is prepared to provide the necessary resources."

Stephan Bub most recently served as a member of the Board of Managing Directors of Bayerische Hypo- und Vereinsbank AG, where he was responsible for the Corporates & Markets business segment. He left HVB at the end of 2003.

Hypo Real Estate Bank International, Dublin
Hypo Real Estate Bank International in Dublin is part of the Hypo Real Estate Group (HREG). The group is one of Europe's largest providers of commercial real estate finance. The corporate group consists of the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich, and three operating units: besides Hypo Real Estate Bank International, these are Württembergische Hypothekenbank AG

Hypo Real Estate Group
Presseabteilung
Unsöldstr. 2
80538 München

(WürttHyp) headquartered in Stuttgart, and Munich-based Hypo Real Estate Bank AG Germany. However, neither the private residential mortgage business nor public-sector (municipal) lending are included in its core business activities.

The new bank's business model is cash flow-oriented and transaction-driven. This means that every transaction is considered individually and accepted or rejected on its own merits. There are no fixed rulings on industries, sites and real estate locations. Profitability and risk management take precedence; market share considerations and volume play a subordinate role.

Press contact:
Oliver Gruß
Telephone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Rule 12g3-2(b) File No.
82-34748

Notification (German Federal Gazette as of January 2, 2004)

In compliance with Sec. 62 (3) of the Corporate Transformations Act (*Umwandlungsgesetz,* UmwG), notice is hereby given of a merger between Hypo Real Estate Holding AG, of Munich, the transferee, and DIA Vermögensverwaltungs-GmbH, of Munich, the transferor. Under the terms of the merger, DIA Vermögensverwaltungs-GmbH will transfer to Hypo Real Estate Holding AG all its assets, undivided and with all associated rights and obligations, by a process of dissolution without liquidation as defined in Sec. 2 No. 1, Secs. 46 ff. and Secs. 60 ff. of the Corporate Transformations Act (merger by absorption). The merger is to take effect internally between the parties as of the start of the day on December 30, 2003 (the "merger date"). The merger is founded upon the balance sheet of DIA Vermögensverwaltungs-GmbH as of December 29, 2002, as that company's closing balance sheet.

A merger resolution by the shareholders' meeting of Hypo Real Estate Holding AG is to be waived, pursuant to Sec. 62 (1) of the Corporate Transformations Act. The Company's shareholders are hereby notified that under § 62 (2) of the Corporate Transformations Act, shareholders whose combined holdings amount to one-twentieth of the capital stock may demand that a shareholders' meeting shall be convened to resolve upon the consent to the merger agreement. The request for a convocation is to be addressed to Hypo Real Estate Holding AG. By way of precaution it should be noted, however, that the request for a convocation can be honored only if it is submitted within one month after the release of this notification; after that time, the merger will be reported for enrollment in the Commercial Register.

The draft of the merger agreement and, where available, the past three years' annual financial statements of the Companies involved, together with their interim balance sheets as of September 30, 2003, are available for examination by shareholders at our Company's offices at Unsöldstrasse 2, 80538 Munich. A copy of these documents will be sent promptly, at no charge, to any shareholder who requests one.

Munich, December 2003

The Board of Managing Directors